BlockFi Lending LLC

201 Montgomery Street, Suite 263

Jersey City, New Jersey 07302

March 29, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4546

Attn:	Eric Envall and Sandra Hunter Berkheimer

Re:	BlockFi Lending LLC

Application for Qualification of Indenture on

Form T-3 with respect to BlockFi Interest Accounts

File No. 022-29099

Dear Mr. Envall and Ms. Berkheimer:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to the BlockFi Interest Accounts, filed on March 24, 2022 (File No. 022-29099) (the “Form T-3”), of BlockFi Lending LLC (the “Company”).

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company hereby requests acceleration of the effective date of the Form T-3 to 4:00 p.m., Eastern Time, March 31, 2022, or as soon as possible thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Form T-3 be declared effective.

It would be appreciated if, as soon as the Form T-3 is declared effective, you would so inform Robert E. Buckholz of Sullivan & Cromwell LLP at (212) 558-3876 or Mario Schollmeyer of Sullivan & Cromwell LLP at (212) 558-3287.

Very truly yours,

BlockFi Lending LLC

/s/ Jonathan Mayers
Name:	Jonathan Mayers
Title:	General Counsel, Secretary
BlockFi Lending LLC

cc:	Robert E. Buckholz

C. Andrew Gerlach

Mario Schollmeyer

(Sullivan & Cromwell LLP)